Exhibit 12

M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012

	(Dollars in thousands)
Earnings	$216,687	$158,372	$163,686	$187,953	$95,914
Fixed charges	$55,450	$55,258	$68,287	$63,775	$45,200

Earnings to fixed charges	$3.91	$2.87	$2.40	$2.95	$2.12

Earnings (Loss):

Income before income taxes	$151,781	$101,424	$100,475	$129,825	$61,115

Add: fixed charges	55,450	55,258	68,287	63,775	45,200
Less: capitalized interest	(52,681)	(53,061)	(65,584)	(59,908)	(41,507)
Add: amortization of previously capitalized interest	62,137	54,751	60,508	54,261	31,106

Total earnings	$216,687	$158,372	$163,686	$187,953	$95,914

Fixed Charges:

Homebuilding and corporate interest expense (1)	$-	$-	$685	$1,726	$808
Mortgage lending interest expense	714	342	200	282	607
Interest component of rent expense	2,055	1,855	1,818	1,859	2,278
Capitalized interest	52,681	53,061	65,584	59,908	41,507

Total fixed charges	$55,450	$55,258	$68,287	$63,775	$45,200

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(1) Includes the amortization and expensing of debt expenses that were not capitalized during period

In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest expense which includes the amortization and expensing of debt expenses that were not capitalized during period, mortgage lending interest expense, interest component of rent expense, and capitalized interest. Earnings are computed by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest during the period to (loss) earnings before income taxes.